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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

THE ENSTAR GROUP, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
29358R107
(CUSIP Number)
J. CHRISTOPHER FLOWERS
717 Fifth Avenue
26th Floor
New York, New York 10022
(212) 404-6801
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 23, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	29358R107

1	NAMES OF REPORTING PERSONS: J. Christopher Flowers

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		1,226,070(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,226,070(1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,226,070

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

21.33%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	Subject to the matters described in Items 4 and 6, the Reporting Person has sole voting and dispositive power over the shares.

2

CUSIP NO. 29358R107
     This Amendment No. 1 to the Statement on Schedule 13D filed with the U.S. Securities and Exchange Commission on December 23, 1998 (as amended, the “Statement”) is filed with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of The Enstar Group, Inc., a Georgia corporation (the “Company”). The principal executive offices of the Company are located at 401 Madison Avenue Montgomery, Alabama 36104.
Item 2. Identity and Background.
     Item 2 is hereby amended and restated in its entirety as follows:
     This Statement is being filed by J. Christopher Flowers, an individual resident of the State of New York (the “Reporting Person”). The business address of the Reporting Person is 717 Fifth Avenue 26th Floor, New York, New York 10022. The Reporting Person is President of J.C. Flowers & Co., LLC, a financial services investment fund located at 717 Fifth Avenue 26th Floor, New York, New York 10022.
     During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     The Reporting Person is a United States citizen.
Item 4. Purpose of Transaction
     Item 4 is hereby amended and supplemented by adding the following:
     On May 23, 2006, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Castlewood Holdings Limited, a Bermuda company (“Castlewood”) and CWMS Subsidiary Corp., a Georgia corporation and a direct wholly-owned subsidiary of Castlewood (“Merger Sub”), pursuant to which Merger Sub is to merge with and into the Company (the “Merger”), with the Company surviving the Merger as a direct wholly-owned subsidiary of Castlewood.
     In connection with the Merger, the Reporting Person and two other holders of Common Stock entered into a Support Agreement, dated May 23, 2006 (the “Support Agreement”), with Castlewood. Pursuant to the Support Agreement, the Reporting Person agreed to vote all of his shares of Common Stock (a) in favor of (i) adoption of the Merger Agreement, (ii) approval of the Merger and (iii) approval of the other transactions contemplated by the Merger Agreement and (b) against (i) any takeover proposal other than as contemplated by the Merger Agreement and (ii) any other transaction or proposal involving the Company or any of its subsidiaries that would prevent, nullify, materially interfere with or delay the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement. The Reporting Person further agreed that he (i) will not sell, transfer, assign, grant a participation interest in or option for,

CUSIP NO. 29358R107
pledge, hypothecate or otherwise dispose of or encumber, or enter into any agreement, contract or option with respect to the transfer of his shares of Common Stock, subject to certain exceptions set forth in the Support Agreement and (ii) will not deposit any of such shares into a voting trust or grant any proxies. The Reporting Person also provided certain officers of Castlewood with an irrevocable proxy with respect to his shares of Common Stock.
     The Support Agreement, and the obligations of the Reporting Person will terminate upon the earlier of (a) the effective time of the Merger, (b) the date on which the board of directors of the Company has withdrawn, adversely modified or qualified its recommendation in accordance with Section 5.1(b) of the Merger Agreement, (c) the termination of the Merger Agreement in accordance with the terms thereof and (d) January 31, 2007.
     Also in connection with the Merger, the Reporting Person entered into a letter agreement (the “Side Letter Agreement”) with the Company, pursuant to which the Reporting Person agreed not to (i) transfer any of his Ordinary Shares of Castlewood or any option to purchase shares of Common Stock (a “Company Option”) or any option to purchase ordinary shares of Castlewood upon the assumption of any such Company Options by Castlewood (a “Castlewood Option”) or (ii) exercise any Company Option or Castlewood Option held by such Party, for a period of one year following the effective time of the Merger.
     The foregoing description of the Support Agreement and the Side Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, which is filed as Exhibit 99.1 hereto and is incorporated into this report by reference and the Side Letter Agreement, which is filed as Exhibit 99.2 hereto and is incorporated into this report by reference.
Item 5. Interest in Securities of the Issuer.
     Item 5(a) is hereby amended and restated in its entirety as follows:
     (a) As of May 23, 2006, the Reporting Person beneficially owned, within the meaning of Rule 13d-3 under the Exchange Act, 1,226,070 shares of Common Stock. The Common Stock owned by the Reporting Person constitutes approximately 21.33% of Common Stock issued and outstanding (computed on the basis of 5,742,909 shares of Common Stock issued and outstanding plus 4,515 Restricted Stock Units (each representing one share of Common Stock) owned by the Reporting Person).
     Item 5(b) is hereby amended and restated in its entirety as follows:
     (b) The number of shares of Common Stock with respect to which the Reporting Person (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power, and (iv) shares dispositive power, are listed in responses to Items 7, 8, 9 and 10, respectively, on the cover page filed herewith, and such responses are incorporated by reference herein.
     Item 5(c) is hereby amended and restated in its entirety as follows:

CUSIP NO. 29358R107
     During the sixty (60) days prior to the filing date of this Statement, the following transactions were effected by the Reporting Person: (i) on April 1, 2006, the Reporting Person acquired 69 Restricted Stock Units, with a value of $90.65 per share; (ii) on April 5, 2006, the Reporting Person acquired 28 Restricted Stock Units, with a value of $89.80 per share; (iii) on April 26, 2006, the Reporting Person acquired 30 shares of Restricted Stock Units, with a value of $84.05 per share; (iv) on May 21, 2006, the Reporting Person acquired 12 Restricted Stock Units, with a value of $77.25 per share; and (v) on May 23, 2006, the Reporting Person purchased, through the exercise of stock options, 25,000 shares of Common Stock at a price per share of $10.8125.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     Item 6 is hereby amended and supplemented by adding the following as the next to last paragraph:
     On May 23, 2006, the Reporting Person entered into the (i) Support Agreement and (ii) Letter Agreement as further discussed in Item 4 above.
Item 7. Material to be Filed as Exhibits.
     Item 7 is hereby amended and supplemented by adding the following thereto:
99.1.	Support Agreement, dated as of May 23, 2006, among Castlewood and certain of the holders of Common Stock (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K, dated May 24, 2006).
99.2.	Side letter agreement, dated as of May 23, 2006, among the Company and each of the other parties thereto.

CUSIP NO. 29358R107
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 30, 2006

J. CHRISTOPHER FLOWERS
By:	/s/ J. CHRISTOPHER FLOWERS

CUSIP NO. 29358R107
EXHIBIT INDEX
99.1.	Support Agreement, dated as of May 23, 2006, among Castlewood and certain of the holders of Common Stock (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K, dated May 24, 2006).
99.2.	Letter agreement, dated as of May 23, 2006, among the Company and each of the other parties thereto.
END OF FILING